Exhibit 99.1

Sky Solar Holdings, Ltd. Announces Cayman Court Decision and Filing Complaint against Hudson in New York Court

HONG KONG, August 14, 2020 — Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”), a global developer, owner and operator of solar parks, today announced that, on the application of the Company, on August 13, 2020 the Grand Court of the Cayman Islands (the “Cayman Islands Court”) discharged in its entirety and with immediate effect its July 30, 2020 order (the “Order”) that had been granted to Hudson Solar Cayman, LP.

As previous announced, on July 30, 2020, the Cayman Islands Court, following an ex parte proceeding at which the Company did not appear, issued the Order to freeze certain of the Company’s assets and appoint three receivers to manage the affairs of Sky Solar Power, Ltd., an intermediate holding entity under the Company. The Order had also prohibited the Company from taking any steps in relation to the term loan facility, as contemplated in the unsolicited tender offer of Square Acquisition Co., Square Limited, Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment Ltd. (H.K.), Abdullateef A. AL-Tammar, Development Holding Company Ltd., and Bjoern Ludvig Ulfsson Nilsson (collectively, the “Offeror Group”), as filed with the U.S. Securities and Exchange Commission by the Offer Group on July 6, 2020 and as amended and filed by the Offer Group on July 24, 2020 and July 27, 2020.

The Company also announced that, on August 13, 2020, the Company and certain of its subsidiaries filed a complaint in The Supreme Court of the State of New York against Hudson Solar Cayman, LP and certain of its affiliates (“Hudson”).

In the complaint, the Company and its subsidiaries are seeking a declaratory judgement with respect to certain purported events of default the Company states were improperly alleged by Hudson under the Amended and Restated Note Purchase Agreement dated July 15, 2016 between Hudson and certain of the Company’s subsidiaries (the “Note Purchase Agreement”) and Hudson’s subsequent improper acceleration and its similarly improper ongoing exercise of any remedies and self-help measures stemming from any purported events of default under the Note Purchase Agreement, including the Lumens auction that occurred on August 3, 2020. The Company and its subsidiaries are also making claims for damages against Hudson for breach of the Note Purchase Agreement, breach of the implied covenant of good faith and fair dealing contained in the Note Purchase Agreement and breach of §9-610 of the New York Uniform Commercial Code.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, Europe, South America and North America. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of December 31, 2019, the Company owned and operated 115.1 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources the Company may need to familiarize itself with the regulatory regimes, business practices, governmental requirements and industry conditions as the Company enters into new markets; the Company’s ability to successfully implement its on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business in the United States and Japan; resolution of disputes; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholdings.com

Sky Solar Investor Relations:

The Blueshirt Group

United States

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

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